Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Item 2	Date of Material Change

July 30, 2021 and August 3, 2021

Item 3	News Release

A news release dated August 3, 2021 was disseminated through public media and filed on SEDAR with applicable securities commissions.

Item 4	Summary of Material Change

On August 3, 2021, the Company announced that:

(a)	It has completed its previously announced underwritten public offering in the United States of 5,000,000 common shares; and

(b)	in connection with the above-noted offering of common shares and on July 30, 2021, the Company filed a prospectus supplement to the Company’s short form base shelf prospectus dated July 14, 2021 in each of the provinces of British Columbia, Ontario and Saskatchewan.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On August 3, 2021, the Company announced that it has completed its previously announced underwritten public offering in the United States (the “Offering”) of 5,000,000 common shares at a price of US$4.00 per common share, for total gross proceeds of approximately US$20 million, before deducting underwriting discounts and Offering expenses. In addition, the Company has granted the underwriters a 45-day over-allotment option to purchase up to an additional 750,000 common shares from the Company on the same terms and conditions.

ThinkEquity, a division of Fordham Financial Management, Inc., acted as sole book-running manager for the Offering.

Draganfly’s common shares are now dual-listed on the Nasdaq Capital Market and the Canadian Securities Exchange under the trading symbol “DPRO”.

The Company intends to use the net proceeds of the Offering, together with existing cash, for general corporate purposes, including to fund ongoing operations, to fund growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development, as set out in the Supplement (as defined below).

The Company filed a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 14, 2021 (the “Base Prospectus”) in each of the provinces of British Columbia, Ontario and Saskatchewan in connection with the Offering. The Supplement and accompanying Base Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, which went effective with the SEC on July 29, 2021, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer & Corporate Secretary
Tel: 1.800.979.9794

Item 9	Date of Report

August 9, 2021